UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 11      )*


                             INAMED CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)



                                COMMON STOCK
---------------------------------------------------------------------------
                       (Title of Class of Securities)



                                 453235103
          -------------------------------------------------------
                               (CUSIP Number)



       KENNETH MAIMAN, ESQ.                    ROBERT C. SCHWENKEL, ESQ.
    APPALOOSA MANAGEMENT L.P.               FRIED, FRANK, HARRIS, SHRIVER &
   26 MAIN STREET, FIRST FLOOR                         JACOBSON
        CHATHAM, NJ 07928                         ONE NEW YORK PLAZA
          (973) 701-7000                          NEW YORK, NY 10004
                                                    (212) 859-8000
---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)



                               MARCH 12, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 453235103                                       Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                6,046,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              6,046,052

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,046,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36.8%

14  TYPE OF REPORTING PERSON*

          PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 453235103                                       Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                6,046,052

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              6,046,052

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,046,052

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          36.8%

14  TYPE OF REPORTING PERSON*

          IN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


     This Amendment No. 11 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on August 26, 1996, as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998 and Amendment No. 10 filed on November 9, 1998 (the "Schedule 13D"), relates to the common stock of INAMED Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 2. Identity and Background
        -----------------------

     In addition to acting as an investment adviser to the Partnership, Palomino and Palomino Holdings, the Manager is the managing member of Tersk LLC, a Delaware limited liability company ("Tersk"). The address of the principal business and principal office of Tersk is c/o Appaloosa Management L.P., 26 Main Street, 1st Floor, Chatham, New Jersey 07928.

ITEM 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

     Of the additional 202,000 Shares acquired in the open market by the Reporting Persons since the filing of Amendment No. 10 to the Schedule 13D, 88,455 Shares were purchased with the funds of the Partnership, 102,293 Shares were purchased with the funds of Palomino and 11,252 Shares were purchased with the funds of Tersk.

ITEM 4. Purpose of Transaction.
        ----------------------

     The Company has invited two representatives of the Reporting Persons to join the Board of Directors of the Company (the "Board"). Mr. Tepper and James Bolin, Vice President of Appaloosa Partners Inc., the general partner of the Manager, expect to join the Board later this month.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule, although the Reporting Persons reserve the right to determine in the future to take any action which relates to or would result in any such events, actions or conditions.

ITEM 5. Interest in Securities of the Issuer
        ------------------------------------

     Prior to the date hereof, the Partnership transferred 47,166 Shares to Tersk such that as of March 8, 1999, the Partnership, Palomino, Palomino Holdings and Tersk beneficially owned 2,720,411, 417,400, 2,350,176 and 47,166 Shares, respectively (or 5,535,153 Shares in the aggregate).

     Since the filing of Amendment No. 10 to the Schedule 13D, on March 9, 1999, the Partnership, Palomino and Tersk purchased, in the aggregate, 202,000 Shares in the open market. In addition and as more fully described in Item 6 below, pursuant to the Letter Agreement, dated April 2, 1998, between the Company and the Manager (the "Letter Agreement") (a copy of which is attached hereto as Exhibit A and incorporated by reference herein), the Partnership and Palomino have the right to purchase 154,450 and 154,449 Shares, respectively (or 308,899 Shares in the aggregate).

     Accordingly, as of the date hereof, the Partnership, Palomino, Palomino Holdings and Tersk may be deemed to have beneficial ownership of 2,963,316, 674,142, 2,350,176 and 58,418 Shares, respectively (or 6,046,052
Shares in the aggregate).

(a) This statement on Schedule 13D relates to 6,046,052 Shares which may be deemed to be beneficially owned by the Reporting Persons and which constitute approximately 36.7% of the issued and outstanding Shares.

(b) The Manager may be deemed to have the sole voting and dispositive power with respect to 6,046,052 Shares. Mr. Tepper may be deemed to have sole voting power and dispositive power with respect to 6,046,052 Shares.

(c) Within the past 60 days, the Reporting Persons purchased Shares on the date, in the amounts and at the prices set forth in Exhibit B annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

(d)  Not applicable

(e)  Not applicable


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -------------------------------------------------------------

     Pursuant to the terms of the Settlement Agreement, dated April 2, 1998, between the Company and the Plaintiff's Settlement Class Counsel (the "Settlement Agreement"), the Company deposited 426,323 Shares into a court-supervised fund. Under the Settlement Agreement, the Company had the right, in certain circumstances, to acquire all of such Shares in exchange for payment of $3 million in cash. Pursuant to the Letter Agreement, the Company assigned such right to acquire such Shares pro rata to the holders of the Notes. Accordingly, the Partnership and Palomino, holders of approximately 72.5% of the Notes in the aggregate, have the right, and intend to acquire, 308,899 Shares in exchange for payment in the amount of approximately $2,175,000.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------

        Exhibit A: Letter Agreement
        Exhibit B: Transactions in Shares of the Company

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 16, 1999



                                     Appaloosa Management L.P.
                                     By:  Appaloosa Partners Inc.,
                                          Its General Partner


                                     By:  /s/David A. Tepper
                                          -----------------------------
                                          David A. Tepper
                                          President


                                     David A. Tepper

                                     /s/David A. Tepper
                                     ----------------------------------

                               EXHIBIT INDEX



Exhibit              Exhibit Name
-------              ------------

Exhibit A            Letter Agreement
Exhibit B            Transactions in Shares of the Company

                                                                  Exhibit A

INAMED CORPORATION
3800 Howard Hughes Parkway
Suite 900
Las Vegas, Nevada 89109
(702) 791-3388
(702) 791-1922 Fax

April 2, 1998

Mr. James Bolin
Appaloosa Management L.P.
51 John F. Kennedy Parkway
Short Hills, New Jersey 07078

Dear Jim:

Today the Company is entering into a formal settlement agreement with the Plaintiffs' Settlement Class Counsel (the "PSCC"), which provides for a limited fund mandatory class action settlement of the breast implant litigation. A copy of that agreement is attached.

The Convertible Subordinated Promissory Note, which appears as Exhibit C to the settlement agreement, includes as Section 7 a provision which was requested by the PSCC; namely, that subordination in right of payment of principal and interest to the Company's existing 11% senior secured debt and any new senior secured debt would terminate as of the 90th day after the Final Order becomes final and non-appealable. This provision does not impair the priority in the event of liquidation which the existing senior debt would hold with respect to the Subordinated Note.

In consideration for Appaloosa and its affiliates prospectively consenting to this provision with respect to the current indenture and to the contemplated future modification or refinancing of the Company's senior debt, the Company agrees to make the holders of the Company's 11% senior secured notes the Company's designee for the right to call the $3 million of Common Stock, which arises under Section IV.B.6 of the settlement agreement. The purpose of this letter is to confirm that consent and agreement.

Very truly yours,

INAMED CORPORATION

By: /s/ Ilan K. Reich

Ilan K. Reich
Executive Vice President



Agreed and accepted as of
the date first written above

Appaloosa Management L.P.

By:  Appaloosa Partners, Inc.
     Its general partner

By: /s/ James E. Bolin

James E. Bolin
Vice President

                                 EXHIBIT B

                   Transactions in Shares of the Company
                         Within the Past Sixty Days


Transactions by Appaloosa Investment Limited Partnership I
----------------------------------------------------------


              TRADE      PURCHASE/    NO. OF SHARES        PRICE
              DATE         SALE      PURCHASED/SOLD      PER SHARE
          ------------------------------------------------------------
            03-09-99         P            37,222          14.125
          ------------------------------------------------------------
            03-09-99         P             2,189          14.04
          ------------------------------------------------------------
            03-12-99         P            40,111          14.875
          ------------------------------------------------------------
            03-15-99         P             8,933          14.35

Transactions by Palomino Fund Ltd.
----------------------------------


              TRADE      PURCHASE/    NO. OF SHARES        PRICE
              DATE         SALE      PURCHASED/SOLD      PER SHARE
          ------------------------------------------------------------
            03-09-99         P            43,044          14.125
          ------------------------------------------------------------
            03-09-99         P             2,532          14.04
          ------------------------------------------------------------
            03-12-99         P            46,386          14.875
          ------------------------------------------------------------
            03-15-99         P            10,331          14.35

Transactions by Tersk LLC
-------------------------


              TRADE      PURCHASE/    NO. OF SHARES        PRICE
              DATE         SALE      PURCHASED/SOLD      PER SHARE
          ------------------------------------------------------------
            03-09-99         P             4,734          14.125
          ------------------------------------------------------------
            03-09-99         P               279          14.04
          ------------------------------------------------------------
            03-12-99         P             5,103          14.875
          ------------------------------------------------------------
            03-15-99         P             1,136          14.35